SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2021

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2021 Interim Report

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 16, 2021	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code: 2600 (HKSE) ACH (US) 601600 (China)



2021

Interim Report



Contents

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative of the Company	:	Mr. Liu Jianping (Note)
	Company secretary (secretary to the Board)	:	Mr. Wang Jun
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Ms. Zhao Hongmei
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322

4.	Share registrar		
	A shares	:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (East), Shanghai, the PRC (Postal Code: 200120)
	H shares	:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office 240 Greenwich Street, New York, NY 10286, USA
5.	Places of listing	:	Shanghai Stock Exchange ("**SSE**") The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**") New York Stock Exchange ("**NYSE**")
	Stock name	:	中國鋁業(CHALCO)
	Stock code	:	601600 (SSE) 2600 (Hong Kong Stock Exchange) ACH (NYSE)
6.	Principal bankers	:	Industrial and Commercial Bank of China China Construction Bank
7.	Unified social credit code for corporate legal person	:	911100007109288314
8.	Independent auditors	:	PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince's Building, Central, Hong Kong SAR PricewaterhouseCoopers Zhong Tian LLP 11/F, PricewaterhouseCoopers Center 2 Corporate Avenue 202 Hu Bin Road, Huangpu District, Shanghai, PRC (Postal Code:200021)

9.	Legal advisers	:	*as to PRC laws:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower A, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC (Postal code: 100004) *as to Hong Kong laws:* Baker & McKenzie 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 20th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong
10.	Place for inspection of corporate information	:	Office of the Board of the Company

Note: On 29 June 2021, the Company held the 2020 annual general meeting, elected and approved Mr. Liu Jianping as an executive director of the seventh session of the board of directors of the Company; on the same day, the Company held the 21st meeting of the seventh session of the board of directors, and elected and approved Mr. Liu Jianping as the chairman of the seventh session of the board of directors of the Company. Pursuant to the relevant provisions of the Articles of Association of Aluminum Corporation of China Limited (the "**Articles of Association**"), the Company has changed its legal representative to Mr. Liu Jianping.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2021. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

ALUMINA MARKET

In the first half of 2021, the price of alumina was generally in the "N-shaped" trend. Driven by the rising price of electrolytic aluminum, the price of alumina is on an upward trend.

In the international market, in the first half of the year, the average FOB price of overseas alumina was USD288 per tonne, representing a year-on-year increase of 9.09% with the lowest and highest prices being USD269 per tonne and USD307 per tonne, respectively.

In the domestic market, in early 2021, pandemic control has been intensified constantly and many cities were in lockdown due to local and sporadic outbreaks in many regions of China. Affected by multiple factors such as restriction on transportation, tight transportation capacity in winter and the stocking up before the Spring Festival, the market of alumina became more active, and its transaction price increased to RMB2,410 per tonne. With the fall in demand during the holiday of Spring Festival and the rise in the willingness of certain alumina enterprises to destock by reducing price, the average price of domestic alumina overall maintained a weak downward trend. From March to April, the price of domestic alumina rose slightly against the backdrop of electrolytic aluminum price remaining high. In June, influenced by reorganization of the non-coal underground mines in Shanxi Province, the tightening of bauxite was expected to increase, coupled with the rising prices of principal raw materials such as steam coal and caustic soda, the cash cost of alumina increased and the center of gravity of alumina price showed an upward trend. At the end of June, the transaction price of alumina increased to a price ranging from RMB2,480 per tonne to RMB2,500 per tonne. On the whole, in the first half of 2021, the spot-price of domestic alumina showed an upward trend, the average spot-price of domestic alumina was RMB2,399 per tonne, representing a year-on-year increase of 2.9%.

According to the statistics, the global output and consumption of alumina for the first half of 2021 were approximately 69.72 million tonnes and approximately 65.31 million tonnes, respectively, representing a year-on-year increase of 7.2% and 2.8%, respectively. The domestic output and consumption of alumina were approximately 37.73 million tonnes and approximately 37.44 million tonnes, representing a year-on-year increase of 10.7% and 2.8%, respectively.

PRIMARY ALUMINUM MARKET

Since 2021, benefiting from extensive vaccination of COVID-19 vaccines and increased fiscal stimulus in the US, Japan and other countries, positive outlook has been seen in global economy, the repressed consumer demand has been released, the manufacturing industry has continued to expand and demand for base metals has rebounded rapidly. Due to the influence of the pandemic, production of and investment in global commodity including base metals have slowed down, causing the growth of supply to fall short of that of demand, resulting in a phased gap in supply and a sharp rise in commodity prices. Prices of base metal products hit multi-year highs, some even record highs.

In the international market, the robust recovery in overseas demand once the pandemic being gradually contained has led to a period of tension in aluminum supply, prompting a rise in aluminum price in London. At the same time, China came up with "dual carbon" goals, which stimulated capital market to adopt aluminum as long allocation resources, the domestic and overseas aluminum price formed a trend of resonance rising. In the first half of 2021, the average prices of current month aluminum futures and three-month aluminum futures at LME were USD2,269 per tonne and USD2,258 per tonne, respectively, representing a year-on-year increase of 37.4% and 39.0%, respectively.

In the domestic market, in early 2021, despite the elevated commodity prices driven by the unprecedented liquidity easing environment, the domestic aluminum price nosedived in January due to the outstanding problems of contradiction of excess supply occurred in virtue of the impacts of factors such as concerns about the significant growth of aluminum supply, limited production of aluminum fabrication enterprises in Henan and other regions because of environmental issues and combined with massive inflows of imported primary aluminum. In February, on the context of the firm promotion of carbon peak and carbon neutrality of the State, aluminum, as the largest non-ferrous metal in carbon emissions, was frequently under the market spotlight. Moreover, measures such as the dual control of energy consumption and suspension of or limitation on production in Inner Mongolia region and the emergency off-peak use of electricity adopted by enterprises in Yunnan province as a result of the tight situation of electricity supply caused the maximum production reduction of electrolytic aluminum to reach 1.2 million tonnes per year; dual control of energy consumption in Guangxi and Guizhou has also led to delays in construction progress and partial decrease in the output of new projects. In the meantime, the stimulus package worth up to USD1.9 trillion launched by the US poured massive funds into the aluminum market where supply continues to tighten. The domestic price of aluminum increased to RMB20,445 per tonne in early May, hitting a 13-year high. As the adverse impact brought about by the sustained high raw material prices became more and more prominent, the domestic electrolytic aluminum price began to decline gradually in late May under the policy of stabilizing prices such as the joint talks among the five departments under the Chinese government and key manufacturing enterprises of iron ore,

steel products, copper and aluminum industries as well as the output of reserve by State Reserve. In the first half of 2021, the average prices of current month aluminum futures and three-month aluminum futures at SHFE were RMB17,378 per tonne and RMB17,330 per tonne, representing a year-on-year increase of 24.8% and 34.0%, respectively.

According to the statistics, the global output and consumption of primary aluminum in the first half of 2021 were approximately 33.95 million tonnes and approximately 34.03 million tonnes, representing a year-on-year increase of 5.7% and 14.8%, respectively. The domestic output and consumption of primary aluminum were approximately 19.58 million tonnes and approximately 19.91 million tonnes, representing a year-on-year increase of 7.9% and 12.7%, respectively.

BUSINESS REVIEW

In the first half of 2021, under the development goal of building itself into a world-class aluminum company with global competitiveness, based on the new development stage, the Company implemented new development philosophy and adhered to systematic concept. Taking the promotion of high-quality development as the theme, the enhancement of the capability to create value as the leading driver, and the deepening of all-factor benchmarking as the starting point, the Company strengthened the asset operation and management responsibilities, promoted the implementation, improved efficiency and strived to build first-class company, creating a new situation of reform and development of the Company.

1. Significant increase in product output, comprehensive optimization of operating quality and great growth in economic efficiency. In the first half of the year, the output of major products of the Company including bauxite, alumina, electrolytic aluminum, refined alumina and carbon, increased by 34.9%, 14.3%, 5.5%, 3.2% and 18.7%, respectively, year-on-year. The level of return on assets improved significantly. The operating cash flow reached RMB9.467 billion, the best level as compared with the corresponding periods in history; the operating revenue amounted to RMB120.736 billion, representing a year-on-year increase of 43.55%, and the total profit was RMB6.031 billion, representing a year-on-year increase of RMB5.639 billion. Labor productivity of alumina, electrolytic aluminum and carbon increased by 25%, 16% and 20%, respectively, year-on-year.

2. The benchmarking management being further deepened, the management and control capability being continuously enhanced, the process and technical indicators being fully optimized and the product quality holding the lead. The Company further improved its benchmarking system by adopting "one-to-one (對)" supervision of enterprises to refine and implement the all-factor benchmarking plan, conducting monthly profit and cash flow analysis and ranking the enterprises monthly according to the benchmarking and their competitiveness, with effective reduction in management cost. The Company formulated

nine basic management systems including Administrative Measures for Production Operation, summarized and promoted the management model of "five standards and one control (五標　控)" for electrolytic aluminum, further consolidated the foundation for production management; continued to strengthen production command and dispatch, and continuously improved working efficiency and pertinence. Consequently, the utilization rates of comprehensive production capacity of alumina, electrolytic aluminum and carbon increased by 2.3, 5.5 and 12.4 percentage points, respectively, year-on-year. The Company has carried out five special actions for quality improvement, namely "benchmarking against the first-class enterprises", "quality and efficiency improvement", "quality assurance", "excellent data center construction" and "brand building", with all product indicators having reached the highest level in history and leading the industry.

3. Actively adjusting the product structure and steadily improving the market operating capability. The Company implemented sales-dependent production, proactively adjusted the product structure and accelerated the turnover, and continuously improved operating cash generation capability; Chalco Trading promoted business model innovation, vigorously explored external markets, and the market share of alumina, electrolytic aluminum, refined alumina increased year-on-year; Chalco Materials promoted the digital transformation of procurement, launched the "Aluminum E-commerce Platform (鋁約益採)" internet procurement platform, and introduced the "double horse racing (雙賽馬)" mechanism to improve the centralized procurement rate; Chalco Logistics implemented rigid cost reduction and the model of non-truck road logistics, and established ton product logistics cost assessment system to continuously reduce logistics costs.

4. Continuously optimizing the management of and control over investment, which produced benefit soon. The Company thoroughly implemented the investment philosophy of "acting in a measured and diligent manner (量力而行、盡力而為)", highlighted the value creation orientation and focused on high-quality development. Through in-depth all-factor benchmarking in the investment field, significant achievements were made in optimization of project investment, and the labor productivity of new projects reached the best level across the industry. The Company strengthened the management of projects to attain the production target, standard and efficiency, and the new projects put into operation have become new profit growth points for the Company. The Company further accelerated the implementation of external conditions, steadily promoted "coastal and overseas (兩海)" project preliminary assessment, and completed the preliminary demonstration of green aluminum power project.

5. Deepening reform and innovation, and further improving the governance system. The Company formulated a three-year action plan for deepening reform and developed a collaboration promotion mechanism with "top leaders (把手)" being in charge and staff at all levels being cooperating; implemented management mode change, enhanced the production and operation control by the headquarter departments over the entities, and implemented a monthly performance assessment and evaluation of the headquarter departments; further clarified and defined the responsibilities and positioning of the headquarter's asset operation and profit center, the production and cost center of the entities, and the marketing cost reduction and efficiency center of the operation platform, and implemented negative list management for the entity enterprises to further improve management efficiency; the operation platform has strengthened its capability to improve service and reduce cost internally and generate revenue and increase efficiency externally, and its professional control capability has been continuously enhanced.

6. Continuously optimizing the operation mechanism, with the dynamics and vitality significantly increasing. The Company adhered to the value orientation, strengthened the performance assessment, formulated the "1+10" performance assessment plan, established a mechanism linking total wages with costs, profits and labor productivity, and led the enterprise to improve its value creation capability; adhered to the market-oriented principle, continuously promoted the reform of three systems, and fully implemented the tenure system for managers and contracting management; continued to eliminate business outsourcing, and the number of contractors and the number of outsourcing contracts have been reduced substantially.

7. Continuously strengthening the technology-led development, with the innovation capability improving. Zhengzhou Institute has incorporated a branch in Beijing, creating a high-level scientific and technological innovation platform by relying on the location advantage of Beijing. The Company innovated sci-tech project management mechanism, implemented the system of "taking the leading role (揭榜掛帥)" for projects, actively carried out technical research for energy saving and disposal of hazardous waste of electrolysis, focused on solving "bottleneck (卡脖子)" technical problems, and determined "dual carbon (雙碳)", hazardous waste treatment, high-purity materials and other key research and development directions; launched 21 key scientific and technological research projects; preliminarily built the Excellence Technology Center and realized the visualization of enterprise production data display and monitoring; realized the industrialization of 5N alumina and the import substitution of aluminum hydroxide for new energy vehicles, and the aluminum products for cell phones reached the domestic advanced level. In the first half of 2021, the Company had 15 new granted patents for invention.

8. Continuously consolidating the safety foundation and steadily implementing risk prevention and control. The Company strengthened the safety management of mines and tailing ponds, completed the monitoring of most tailing pond flood control systems; promoted the application of grapevine (葡萄圖) management tools to further improve the safety awareness and skills of employees; carried out in-depth "five checks and five strictness (五查五嚴)" special investigation and rectification of major risks and hidden dangers, "three fears, avoiding three violations (三敬畏、反三違)" safety special action and mine and tailing pond safety production special inspection, effectively rectified the major issues, and fully implemented the safety contracting and assurance responsibility system (安全包保責任制) for major hazards. The Company comprehensively improved the ecological environmental protection management system of the Company, strictly implemented mandatory requirements for ecological and environmental management and control, further standardized the ecological restoration of the mines, and promoted the land reclamation plan for the mines in an orderly way.

9. Adhering to deep integration between the Party building and production and operation and reform and development. The Company conscientiously implemented the mutual integration between Party building and its operation, refined and implemented the measures of "two guidances and two makings (兩帶兩創)", focusing on "eight focuses (八個聚焦)", deeply carried out the discussion of "what can I do to catch up with the benchmark (趕超標杆我能幹成什麼)", and established the improvement list to clarify the roadmap and timetable for catching up one by one through benchmarking to find gaps and improve the weak links. For the efficiency creating and innovation projects established by the Company, Party organizations led Party members to create efficiency and Party members led the masses to innovate, both on a company-wide and full coverage basis, promoting the "double promotion (雙提升)" activities of Party members.

OUTLOOK AND PROSPECT

In the second half of 2021, the Company will continue to take the enhancement of the ability to create value as the leading driver, the all-factor benchmarking as the starting point, the scientific and technological innovation as the support, and the green low-carbon as the guider, and against the backdrop that the development of the dual-circulation development pattern is accelerating, and also against the backdrop of striving to achieve the goal of carbon peak and carbon neutral, the Company will make overall planning for the optimization of industrial layout and energy structure adjustment, further strengthen total factor benchmarking measures, promote the transformation and upgrading of difficult enterprises, improve the overall level of "five aspects (五力)", strive to make better performance and achieve higher-quality development. The key tasks to be carried out by the Company include:

1. To continuously deepen benchmarking management and concentrate on value creation. The Company will spare no efforts to improve its weak links, make improvement against problems, continue to enhance the guiding role of budget and supervision and assessment, and continue to improve the capability in cost control and value creation. The Company will pay more attention to strengthen its strength, fully promote the management model of "five standards and one control (五標 控)" of electrolytic aluminum, and continuously improve the best practices and management models of alumina, carbon, energy and other business units to create replicable landmark achievements. By promoting both ends to drive the central link and promoting demonstration ones to drive the ordinary, the Company will further promote the benchmarking and continuously consolidate the overall competitiveness of the Company.

2. To ensure smooth production, supply, marketing and transportation channels and help maximize overall efficiency. The Company will continue to strengthen vertical management and professional management and control, promote overall coordination and collaboration, ensure the supply and price control of self-mining and coal, ensure stable, full and high production of alumina and electrolytic aluminum. The Company will increase market development efforts, accelerate the implementation of the marketing strategy for imported ores and expand the scale of export sales to increase its market share. The Company will maintain reasonable product inventory, implement futures hedging in a prudent manner, and ensure that the Company maximizes its overall efficiency. The Company will continue to increase efforts in procurement and logistics cost reduction, accelerate digital transformation and optimize profit model to help reduce costs and create efficiency.

3. To comprehensively strengthen value management and improve free cash flow creation capability. The Company will accelerate the construction of 5C value management system and working mechanism, adhere to the concept of "cash is the most important (現金為王)", tighten cost and expense control. The Company will strictly control credit management, strengthen the supervision of collection of new overdue accounts, expand the scale of capital pooling, deeply develop new business of notes pool, improve capital concentration and efficiency, and continue to optimize capital and liability structure.

4. To adhere to the optimization of the layout and accelerate the improvement of development quality. The Company further clarify the implementation path of carbon peak and carbon neutrality, promote the optimization of energy structure, and accelerate green and low-carbon development. The Company will adhere to first-class investment standards, consolidate the incentive mechanism for investment optimization, build an advantageous industrial base, and realize the advanced industrial base and modern industrial chain. The Company will firmly implement the "coastal and overseas (兩海)" strategy, promote the construction of Guinea bauxite production increase project and the port alumina project. The Company will actively implement external boundary conditions and promote the implementation of green aluminum power project.

5. To further give play to the supporting role of science and technology innovation and accelerate the construction of digital factory. The Company will form a professional team, focusing on building the "chain length (鏈長)" of the aluminum industry chain and the "source place (策源地)" of original technology, accelerate the scientific and technological research in key areas such as the deep energy saving and emission reduction of aluminum electrolysis, dual carbon of aluminum smelting, disposal and utilization of alumina bulk solid waste, disposal and comprehensive utilization of aluminum electrolysis hazardous waste, high purity and high value-added products, and smart manufacturing of aluminum smelting. The Company will strengthen the system of "taking the leading role (揭榜掛帥)" for projects and increase technical research efforts to help improve the core competitiveness. On the basis of the construction of existing technical center of excellence and smart factory, the Company will strengthen the combination of top-level design and specific applications, continue to promote the construction of Guangxi Huasheng and other smart factory model enterprises and basic data standard system, and accelerate the establishment of systematic and replicable advanced management model to empower traditional industries to upgrade.

6. To adhere to the promotion of management reform and innovation mechanism and stimulate internal development momentum. Guided by "market-oriented, professional, standardized and international management", the Company will leverage on the function positioning of professional operation center and profit center, optimize and adjust the structure of institutions, and recruit competent personnel to strengthen the asset operation ability and professional management and control ability. The Company will further improve the market-oriented employment mechanism, optimize the allocation of employees, and increase the productivity of all employees. The Company will adhere to the principle of "cost-centered and profit-oriented" assessment, improve the total salary-linked measures, and form a labour cost control mechanism which is linked to the growth of benefits. The Company will further improve the market-oriented talent selection and employment mechanism, improve and perfect the examination and evaluation system, and promote the normalization of promotion and demotion. The Company will continuously innovate the business model of operation platform, strengthen the synergy of procurement, sales and logistics, comprehensively establish "double horse racing (雙賽馬)" and post-evaluation mechanism, and improve the Internet procurement platform and non-truck operating common carrier system.

7. To strengthen the implementation of safety responsibilities, systematically improve the level of environmental protection, and improve the risk prevention and control mechanism. The Company will effectively implement the responsibility list and performance manual for the "source director (源長)" of major sources of danger, make managers at all levels shoulder their safety responsibilities, and ensure that the basic systems for safety production are implemented. The Company will further promote the implementation of "two grasps, two inspections and stringent supervision (兩抓兩查嚴監管)"and "avoiding three violations (反三違)", comprehensively promote the application of safety management tools such as grapevine and pre-working risk assessment to improve the risk identification and prevention capability of all staff. The Company continues to carry out the three-year action of special rectification of safety production, focusing on risk assessment and hidden danger inspection and treatment before resuming production in underground coal mines and bauxite mines. The Company will promote ecological industrialization and industrial ecology from the height of "dual carbon", implement the supervision system of ecological environmental protection, make every effort to rectify the feedback problems of the central ecological environmental protection inspections, and complete the annual rectification tasks on time and in quality. The Company will focus on the list of ecological and environmental hidden dangers of troubled enterprises, the responsibility of rectification and time limit requirements, and rely on the overall synergy of the Company to eliminate all kinds of hidden dangers of environmental protection.

8. To promote the further integration of Party building and businesses and lead the first-class development with first-class Party building. The Company will strictly implement the decision-making system of "Three Important Matters and One Big Concern (三重 大)" and the system of pre-procedures for the Party committee's study and discussion, give full play to the role of the Party Committee in setting the direction, managing the overall situation and promoting the implementation, transform the advantages of Party building into the governance advantages of leading the development of the Company and strengthening implementation of work, integrate Party building into production and operation, reform and development, and lead high-quality development with high-quality Party building.

INTERIM RESULTS

The revenue of the Group for the six months ended 30 June 2021 was RMB120,736 million, representing an increase of 43.55% from the same period of the previous year. The net profit attributable to the owners of the Company and earnings per share attributable to the owners of the ordinary shares of the Company for the six months ended 30 June 2021 were RMB3,075 million and RMB0.174, respectively.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Company principally engages in exploration and mining of bauxite resources; production, sales, related technical development and technical services of alumina, primary aluminum, aluminum alloy and carbon; power generation business; exploration, mining and operation of coal resources; trading, logistics and purchasing, etc. The Company's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power and photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturing enterprises of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the Company for the first half of 2021 was RMB3,075 million, representing an increase of RMB3,039 million from RMB36 million for the corresponding period of the previous year, primarily due to the year-on-year increase in the gross profit of principal products of the Company.

REVENUE

The Group's revenue for the first half of 2021 was RMB120,736 million, representing an increase of RMB36,627 million from RMB84,109 million for the corresponding period of the previous year, primarily due to the increase in trading income and the increase in market prices of principal products.

COST OF SALES

The Group's cost of sales for the first half of 2021 was RMB107,759 million, representing an increase of RMB28,546 million from RMB79,213 million for the same period of the previous year, primarily due to the increase in purchase costs for trading.

EXPENSES FOR THE PERIOD

Selling expenses: The Group's selling expenses for the first half of 2021 amounted to RMB877 million, representing an increase of RMB142 million from RMB735 million for the same period of the previous year, mainly due to the year-on-year increase in transportation expenses of its products.

Administrative expenses: The Group's administrative expenses for the first half of 2021 amounted to RMB2,358 million, representing an increase of RMB611 million from RMB1,747 million for the same period of the previous year, mainly due to the increase in number of management personnels for the projects newly put into production and the year-on-year decrease in subsidies for expenses of early retirees.

Finance expenses: The Group's finance expenses for the first half of 2021 amounted to RMB1,917 million, representing a decrease of RMB180 million from RMB2,097 million for the same period of the previous year, mainly due to the year-on-year decrease in expenses through Company's reduction in the size of interest-bearing debts and optimization of financing costs.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the first half of 2021 amounted to RMB659 million, representing an increase of RMB287 million from RMB372 million for the same period of the previous year. This was mainly due to the increase in investment in research and development of high-end aluminum alloy, multiform alumina and production process.

OTHER GAINS/LOSSES, NET

The Group's other losses for the first half of 2021 amounted to RMB1,176 million, representing a decrease of RMB1,643 million as compared with RMB467 million of other gains for the same period of the previous year, primarily due to the impact of inefficient asset retirement upon transformation and upgrading during the year and the impact of the loss on the closing out of futures during the year.

INCOME TAX EXPENSES

The Group's income tax expenses for the first half of 2021 amounted to RMB1,239 million, representing an increase of RMB1,077 million from RMB162 million for the same period of the previous year, mainly due to the increase in the profit of the Company.

ALUMINA SEGMENT

Revenue

In the first half of 2021, the revenue from the alumina segment was RMB24,162 million, representing an increase of RMB3,087 million from RMB21,075 million for the same period of the previous year, mainly attributable to the commencement of operation of the new projects of Guangxi Huasheng of the Company.

Segment Results

The Group's profit before income tax in the alumina segment for the first half of 2021 was RMB1,376 million, representing an increase of RMB940 million from RMB436 million for the same period of the previous year, mainly due to the increase in the output of alumina and the impact of reduction of costs and increase in efficiency.

PRIMARY ALUMINUM SEGMENT

Revenue

In the first half of 2021, the revenue from the primary aluminum segment was RMB32,564 million, representing an increase of RMB9,675 million from RMB22,889 million for the same period of the previous year, mainly due to the increase in the sale price of primary aluminum of the Company.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2021 was RMB5,792 million, representing an increase of RMB5,523 million from RMB269 million for the same period of the previous year. This was mainly attributable to the year-on-year increase in the gross profit of primary aluminum.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2021 was RMB97,937 million, representing an increase of RMB26,673 million from RMB71,264 million for the same period of the previous year, mainly due to the increase in the price of the trading commodities and the increase in trading volumes of the Company during the first half of the year.

Segment Results

The Group's profit before income tax in the trading segment for the first half of 2021 was RMB695 million, representing an increase in profit of RMB360 million from RMB335 million for the same period of the previous year, mainly due to the increase in the price of the trading commodities of the Company during the first half of the year.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2021 was RMB3,153 million, representing a decrease of RMB144 million from RMB3,297 million for the same period of the previous year.

Segment Results

The Group's losses before income tax in the energy segment for the first half of 2021 were RMB434 million, representing a decrease in profit of RMB392 million from losses before income tax of RMB42 million for the same period of the previous year, mainly attributable to the year-on-year decrease in the output of coal in the first half of the year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from corporate and other operating segments for the first half of 2021 was RMB244 million, basically flat as compared to RMB194 million for the same period of the previous year.

Segment Results

The Group's losses before income tax from corporate and other operating segments for the first half of 2021 were RMB905 million, representing a decrease in profit of RMB362 million from losses before income tax of RMB543 million for the same period of the previous year, mainly due to the provision for bad debts with respect to the receivables with long ages.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As at 30 June 2021, the Group's current assets amounted to RMB50,297 million, representing an increase of RMB4,093 million from RMB46,204 million as at the end of the previous year, primarily due to the fact that the Company used the balance of funds generated from results improvement to purchase new structured deposits.

As at 30 June 2021, the Group's current liabilities amounted to RMB58,842 million, representing a decrease of RMB3,785 million from RMB62,627 million as at the end of the previous year, mainly due to the decrease of short-term interest-bearing debts.

Non-Current Assets and Liabilities

As at 30 June 2021, the Group's non-current assets amounted to RMB143,815 million, representing a decrease of RMB4,883 million from RMB148,698 million as at the end of the previous year. This was mainly due to the impact of depreciation and amortization of long-term assets.

As at 30 June 2021, the Group's non-current liabilities amounted to RMB59,319 million, representing a decrease of RMB1,784 million from RMB61,103 million as at the end of the previous year. This was mainly due to the impact of net repayment of the medium-term and long-term interest-bearing debts.

As at 30 June 2021, the gearing ratio of the Group was 60.87% (which was computed by dividing the total liabilities by the total assets of the Group as at 30 June 2021), representing a decrease of 2.61 percentage points from 63.48% as of the end of the previous year. The decline of gearing ratio was mainly due to the decrease in interest-bearing debts.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2021, the Group's project investment expenditures (excluding equity investment) amounted to RMB1,554 million, of which: infrastructure and technological transformation investment accounted for 90.80%; resource development investment accounted for 6.25%; scientific research investment accounted for 2.95%.

As of 30 June 2021, the Group's contracted but not provided capital commitment to fixed assets investment amounted to RMB1,058 million.

As of 30 June 2021, the Group's investment undertakings to joint ventures and associates amounted to RMB762 million, comprised of RMB400 million to Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司), RMB320 million to Yunnan Aluminum Co., Ltd.* (云南鋁業股份有限公司) ("**Yunnan Aluminum**"), RMB8 million to Loudi Zhongyu New Materials Co., Ltd.* (婁底中禹新材料有限公司), RMB28 million to Shanxi Qinlv Taiyue New Materials Co., Ltd.* (山西沁鋁太嶽新材料有限公司) and RMB6 million to Chinalco Tendering Company Limited* (中鋁招標有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 30 June 2021, the Group's cash and cash equivalents amounted to RMB6,281 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the six months ended 30 June 2021, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB9,467 million, representing an increase of RMB3,463 million in cash inflows from RMB6,004 million of net cash inflows for the same period of the previous year. This was mainly due to the increase in cash inflows as a result of higher profits derived from principal products.

CASH FLOWS FROM INVESTING ACTIVITIES

In the six months ended 30 June 2021, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB5,637 million, representing an increase of RMB3,126 million in net cash outflows from RMB2,511 million of net cash outflows for the same period of the previous year. This was mainly due to the impact of the year-on-year decrease in recovery of structured deposits at maturity.

CASH FLOWS FROM FINANCING ACTIVITIES

In the six months ended 30 June 2021, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB6,318 million, representing an increase of RMB3,554 million in net cash outflows from RMB2,764 million of net cash outflows for the same period of the previous year. This was mainly attributable to the impact of the year-on-year increase in the net repayment of debts in the first half of the year.

OVERALL ANALYSIS OF EXTERNAL EQUITY INVESTMENTS

As of 30 June 2021, the Group's long-term equity investments amounted to RMB12,891 million, representing an increase of RMB343 million from RMB12,548 million as at the end of 2020.

KEY OPERATIONAL DATA OF THE GROUP IN THE FIRST HALF OF 2021

	January to June 2021	January to June 2020	Change during the period as compared with the same period of last year *(%)*
Information on the production and sales of major products			
Alumina			
Output of alumina *(10,000 tonnes)*	**825**	721	14.3
Output of refined alumina *(10,000 tonnes)*	**201**	195	3.2
Exported volume of self-produced alumina *(10,000 tonnes)*	**490**	370	32.4
Average sales price of self-produced and exported alumina *(tax included, RMB per tonne)*	**2,495**	2,496	-0.04
Primary aluminum			
Output of primary aluminum *(10,000 tonnes)*	**196**	186	5.5
Exported volume of self-produced primary aluminum *(10,000 tonnes)*	**196**	190	3.2
Average sales price of self-produced and exported primary aluminum *(tax included, RMB per tonne)*	**17,293**	13,176	31.2
Coal			
Output of coal *(10,000 tonnes)*	**306**	509	-39.9
Electricity power			
Power generation *(excluding self-owned power plants, 100 million kwh)*	**82**	69	18.8

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, the Company did not utilise any of the proceeds.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

During the reporting period, the Company had no material non-fund raising project investment.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The changes in director and senior management of the Company during the reporting period are as follows:

In accordance with the requirements of Guiding Opinions on the Establishment of Independent Director System in Listed Companies issued by China Securities Regulatory Commission (the "**CSRC**") that the consecutive term of office for independent directors shall be not more than six years, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, the former independent non-executive directors of the Company, all achieved the maximum term for consecutive appointment in 2021. In view of the aforesaid reasons, the 18th meeting of the seventh session of the Board of the Company was held on 3 June 2021, at which Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly were nominated as candidates for independent non-executive directors of the seventh session of Board of the Company.

Mr. Ao Hong, the former non-executive director of the Company (acting chairman), has proposed to resign as a non-executive director and all positions in the special committees under the Board of the Company due to work arrangement, with effect from the election of a new non-executive director by the Company. In view of the resignation of Mr. Ao Hong and the original vacancy of the positions of directors in the Board of the Company, the 20th meeting of the seven session of the Board of the Company was held on 8 June 2021, at which Mr. Liu Jianping, Mr. Ou Xiaowu and Mr. Jiang Tao were nominated as candidates for executive directors of the seventh session of the Board of the Company and Mr. Zhang Jilong was nominated as a candidate for a non-executive director of the seven session of the Board of the Company.

At the 2020 annual general meeting of the Company held on 29 June 2021, it was passed that Mr. Liu Jianping, Mr. Ou Xiaowu and Mr. Jiang Tao were elected as the executive directors of the seventh session of the Board of the Company; Mr. Zhang Jilong as a non-executive director of the seventh session of the Board of the Company; and Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly as the independent non-executive directors of the seventh session of the Board of the Company. After the conclusion of the aforesaid general meeting, Mr. Ao Hong, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David ceased to serve as the directors of the Company.

Due to work requirements, the Company appointed Mr. Jiang Tao as the vice president of the Company at the 21st meeting of the seventh session of the Board held on 24 August 2021.

For details of changes of the aforesaid directors and senior management, please refer to the relevant announcements issued by the Company on 3 June 2021, 8 June 2021, 29 June 2021 and 24 August 2021, respectively.

As of the date of this report, the directors of the seventh session of the Board of the Company, the supervisors of the seventh session of the supervisory committee of the Company and other senior management of the Company are as follows:

DIRECTORS

Executive directors: Mr. Liu Jianping (chairman), Mr. Zhu Runzhou (president), Mr. Ou Xiaowu and Mr. Jiang Tao (vice president)

Non-executive directors: Mr. Zhang Jilong and Mr. Wang Jun

Independent non-executive directors: Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly

SUPERVISORS

Mr. Ye Guohua (chairman of the supervisory committee), Ms. Shan Shulan, Mr. Guan Xiaoguang and Mr. Yue Xuguang

OTHER SENIOR MANAGEMENT

Mr. Wang Jun (chief financial officer, company secretary (secretary to the Board)) and Mr. Wu Maosen (vice president)

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of 30 June 2021, the Group had 60,763 employees. In the first half of 2021, the Group had paid remunerations of approximately RMB4,200 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, allowances, subsidies and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in various pension plans organized by relevant provincial and municipal governments, under which the Company and its subsidiaries are required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The percentage of such contributions in the employee payroll is around 16%.

The Company works closely with its employees to provide them with a fair working environment. The Company attaches great importance to the development of its employees and provides them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

Aluminum Corporation of China ("**Chinalco**") is the single largest shareholder of the Company, which directly held 5,050,376,970 A shares of the Company as of 30 June 2021, representing approximately 29.67% of total issued share capital of the Company, and together with its subsidiaries held an aggregate of 5,295,895,019 A shares and 178,590,000 H shares of the Company, representing approximately 32.16% of total issued share capital of the Company.

As of 30 June 2021, the share capital structure of the Company was as follows:

	As of 30 June 2021	
	Number of shares held ***(In million)***	**Percentage of issued share capital** ***(%)***
Holders of A shares	**13,078.71**	**76.83**
Holders of H shares	**3,943.97**	**23.17**
Total	**17,022.67**	**100.00**

According to the publicly available information and to the best knowledge of the Company's directors, as of 30 June 2021, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors of the Company are aware, as of 30 June 2021, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A shares	5,295,895,019(L)Note 1	Beneficial owner/interest of controlled corporations	40.49%(L)	31.11%(L)
	H shares	178,590,000(L)Note 1	Interest of a controlled corporation	4.53%(L)	1.05%(L)
BlackRock, Inc.	H shares	249,412,882(L)Note 2	Interest of controlled corporations	6.32%(L)	1.47%(L)
		1,640,000(S)Note 2	Interest of controlled corporations	0.04%(S)	0.01%(S)
China Life Insurance (Group) Company*(中國人寿保险(集團)公司)	A shares	671,882,629(L)Note 3	Interest of a controlled corporation	5.14%(L)	3.95%(L)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 178,590,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) ("**Baotou Aluminum Group**"), 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) ("**Shanxi Aluminum**") and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) ("**Chinalco Overseas**").

2. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 292,000 H shares were held as derivatives.

3. These interests were held by China Life Insurance Company Limited* (中國人壽保險股份有限公司), a subsidiary controlled by China Life Insurance (Group) Company* (中國人壽保險(集團)公司).

Save as disclosed above and so far as the directors of the Company are aware, as of 30 June 2021, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

During the reporting period, there were no changes in shares of the Company.

As at 30 June 2021, particulars of shares of the Company are set out as follows:

	Shares *(Number)*	Percentage *(%)*
Shares subject to trading moratorium	0	0
Shares not subject to trading moratorium		
1. RMB denominated ordinary shares	13,078,706,983	76.83
2. Overseas listed foreign invested shares	3,943,965,968	23.17
Total tradable shares not subject to trading moratorium	17,022,672,951	100
Total shares	17,022,672,951	100

APPROVAL OF CHANGES IN SHARES

As the Company had no changes in shares during the reporting period, there was no approval of changes in shares.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of 30 June 2021, the Company had 392,018 holders of A shares and H shares in total.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: shares

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
Aluminum Corporation of China[Note 1]	5,050,376,970	A shares	29.67	0
Hong Kong Securities Clearing Company Limited (H shares)[Note 2]	3,933,283,977	H shares	23.11	552,520
Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司)	841,600,264	A shares	4.94	0
China Life Insurance Company Limited* (中國人壽保險股份有限公司)	671,882,629	A shares	3.95	0
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	A shares	2.63	0
Hong Kong Securities Clearing Company Limited (A shares)	346,161,948	A shares	2.03	77,277,027
Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥))	252,392,929	A shares	1.48	0
Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司)	238,377,795	A shares	1.40	0
Wu Xiaofeng	92,273,200	A shares	0.54	6,628,100
China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司)	84,203,869	A shares	0.49	0

Notes:

1. The number of shares held by Chinalco does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum Group and Shanxi Aluminum and the H shares of the Company indirectly held by it through its subsidiary Chinalco Overseas. As of 30 June 2021, Chinalco, together with its subsidiaries, holds 5,474,485,019 shares of the Company, including 5,295,895,019 A shares and 178,590,000 H shares, accounting for approximately 32.16% of the total issued share capital of the Company.

2. 3,933,283,977 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Chinalco Overseas, a subsidiary of Chinalco.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2021, none of the directors, supervisors or president (chief executive) of the Company and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong) which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance of Hong Kong; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. For the six months ended 30 June 2021, none of the directors, supervisors, president (chief executive), senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2021.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2021, the Group's assets charged and pledged for bank borrowings included property, plant and equipment, land use right, intangible assets and investment in associates, accounts receivable and notes receivable. The aggregate amount of the charged assets was RMB9,535 million.

GUARANTEES

As of 30 June 2021, the Company had no external guarantees (excluding guarantees provided to subsidiaries), and the balance of guarantees provided to subsidiaries amounted to approximately RMB15,646 million, details of which are as follows:

As of 30 June 2021, the balance of the guarantee mutually provided between China Aluminum Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), a controlled subsidiary of the Company, and its subsidiaries amounted to RMB2,032 million.

In October 2016, Chalco Hong Kong Limited ("**Chalco Hong Kong**") provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited ("**Chalco Hong Kong Investment**"). In September 2018, Chalco Hong Kong provided guarantee for senior bonds of USD400 million issued by Chalco Hong Kong Investment. As of 30 June 2021, the balance of the guarantee provided by Chalco Hong Kong to Chalco Hong Kong Investment amounted to USD900 million (equivalent to approximately RMB5,940 million).

In March 2017, Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of financing up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2021, the balance of the guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB1,138 million.

In August 2018, China Aluminum International Trading Co., Ltd. ("**Chalco Trading**") entered into a guarantee contract with Dalian Commodity Exchange, pursuant to which Chalco Trading would provide guarantee of RMB1,000 million for Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian Trading**"). As of 30 June 2021, the balance of the guarantee provided by Chalco Trading to Inner Mongolian Trading amounted to RMB390 million.

In November 2019, the Company provided financing guarantee for Chalco Energy Holdings Co., Ltd.* (中國鋁業能源控股有限公司) ("**Chalco Energy Holdings**"), a subsidiary of the Company, due to the financing of the mining project in Boffa, Guinea. As of 30 June 2021, the balance of the guarantee provided by the Company to Chalco Energy Holdings amounted to RMB2,200 million.

In March 2020, China Aluminum Logistics Group Corporation Co., Ltd* (中鋁物流集團有限公司) ("**Chalco Logistics**") entered into a guarantee contract with Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**") by its net assets. As of 30 June 2021, the balance of the guarantee provided by Chalco Logistics to Central Port amounted to RMB1,466 million.

In September 2020, the Company provided guarantee for the bank loans of Boffa Port Investment Co., Ltd. (博法港口投資有限公司) ("**Boffa Port**"), a subsidiary of the Company. As of 30 June 2021, the balance of the guarantee provided by the Company to Boffa Port amounted to RMB224 million.

In April 2021, China Aluminum International Trading Company Limited ("**Chalco Trading Group**") entered into a guarantee contract with Zhengzhou Commodity Exchange, pursuant to which Chalco Trading Group would provide guarantee for its controlled subsidiary Inner Mongolian Trading by its net assets. As of 30 June 2021, the balance of the guarantee provided by Chalco Trading Group to Inner Mongolian Trading amounted to RMB2,256 million.

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Shareholders' Meetings**"), the Rules of Procedures for the Board Meetings of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Board Meetings**"), the Rules of Procedures for the Meetings of the Supervisory Committee of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Meetings of the Supervisory Committee**"), the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents, and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code"**) as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the view that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board of the Company has formulated written guidelines on securities transactions by the directors, supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. After a specific enquiry made by the Company, all directors, supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD AND ITS COMMITTEES, SUPERVISORY COMMITTEE AND GENERAL MEETING

THE BOARD

In accordance with the requirements of Guiding Opinions on the Establishment of Independent Director System in Listed Companies issued by the CSRC that the consecutive term of office for independent Directors shall be not more than six years, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, the former independent non-executive directors, all achieved the maximum term for consecutive appointment in 2021. In view of the aforesaid reasons, the 18th meeting of the seventh session of the Board of the Company was held on 3 June 2021, at which Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly were nominated as candidates for independent non-executive directors of the seventh session of Board of the Company.

In addition, Mr. Ao Hong, the former non-executive director of the Company (acting chairman), has proposed to resign as a non-executive director and all positions in the special committees under the Board of the Company due to work arrangement, with effect from the election of a new non-executive director by the Company. In view of the resignation of Mr. Ao Hong and the original vacancy of the positions of directors in the Board of the Company, the 20th meeting of the seven session of the Board of the Company was held on 8 June 2021, at which Mr. Liu Jianping, Mr. Ou Xiaowu and Mr. Jiang Tao were nominated as candidates for executive directors of the seventh session of the Board of the Company and Mr. Zhang Jilong was nominated as a candidate for a non-executive director of the seven session of the Board of the Company.

At the 2020 annual general meeting of the Company held on 29 June 2021, it was passed that Mr. Liu Jianping, Mr. Ou Xiaowu and Mr. Jiang Tao were elected as the executive directors of the seventh session of the Board of the Company; Mr. Zhang Jilong as a non-executive director of the seventh session of the Board of the Company; and Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly as the independent non-executive directors of the seventh session of the Board of the Company. After the conclusion of the aforesaid general meeting, Mr. Ao Hong, Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David ceased to serve as the directors of the Company.

On 29 June 2021, the 21st meeting of the seventh session of Board of the Company was held, at which it was passed that Mr. Liu Jianping was elected as the chairman of the seventh session of the Board of the Company; meanwhile, the resolution on the composition of the respective special committees under the Board was considered and approved.

As at the end of the reporting period, the members of the Board of the Company comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao as executive directors; Mr. Zhang Jilong and Mr. Wang Jun as non-executive directors; and Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly as independent non-executive directors.

In the first half of 2021, seven meetings were held by the Board of the Company, of which 3 were onsite meetings, and 4 were telecommunication meetings,

Time of Meeting	Meeting	Type of Meeting
2021.03.23	The 15th meeting of the seventh session of the Board	Physical meeting
2021.04.09	The 16th meeting of the seventh session of the Board	Telecommunication meeting
2021.04.27	The 17th meeting of the seventh session of the Board	Physical meeting
2021.06.03	The 18th meeting of the seventh session of the Board	Telecommunication meeting
2021.06.07	The 19th meeting of the seventh session of the Board	Telecommunication meeting
2021.06.08	The 20th meeting of the seventh session of the Board	Telecommunication meeting
2021.06.29	The 21st meeting of the seventh session of the Board	Physical meeting

A total of 32 resolutions were considered and approved at the above seven meetings and the resolutions cover regular reports of the Company, annual social responsibility report, annual assessment report on internal control, audit report on internal control, annual profit distribution proposal, annual operating and investment plans, annual financing and bond issuance plans, provision of guarantees for subsidiaries, annual remuneration standards for the Company's directors, supervisors and senior management, re-appointment of auditors, nomination of candidates for directors of the Company, election of the chairman of the Board of the Company and appointment of members of the respective special committees under the Board, etc.

AUDIT COMMITTEE

As at the end of the reporting period, the Audit Committee under the seventh session of the Board of the Company consisted of three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Ms. Chan Yuen Sau Kelly served as the chairman of the committee.

The Audit Committee of the Board and the management of the Company have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial report for the six months ended 30 June 2021.

In the first half of 2021, three meetings were held by the Audit Committee with 17 resolutions being considered and approved, including the audit report and the audited financial report for the year 2020, the work report on internal control for the year 2020, the internal control assessment report, the comprehensive risk management report, re-appointment of auditors and 2021 first quarterly report.

NOMINATION COMMITTEE

As at the end of the reporting period, the Nomination Committee under the seventh session of the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping and Mr. Zhu Runzhou, and three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Mr. Liu Jianping served as the chairman of the committee.

In the first half of 2021, two meetings were held by the Nomination Committee of the Board, at which the resolutions on the nomination of candidates for independent non-executive directors for the seventh session of the Board of the Company and the nomination of candidates for directors for the seventh session of the Board of the Company were considered and approved.

REMUNERATION COMMITTEE

As at the end of the reporting period, the Remuneration Committee under the seventh session of the Board of the Company consisted of one executive director, namely Mr. Ou Xiaowu, and two independent non-executive directors, namely Mr. Qiu Guanzhou and Mr. Yu Jinsong. Mr. Qiu Guanzhou served as the chairman of the committee.

In the first half of 2021, one meeting was held by the Remuneration Committee of the Board, at which the resolution in relation to the formulation of remuneration standards for directors, supervisors and senior management of the Company for the year 2021 was considered and approved.

DEVELOPMENT AND PLANNING COMMITTEE

As at the end of the reporting period, the Development and Planning Committee under the seventh session of the Board of the Company consisted of three executive directors, namely Mr. Liu Jianping, Mr. Zhu Runzhou and Mr. Jiang Tao, one non- executive director, namely Mr. Zhang Jilong, and one independent non-executive director, namely Mr. Qiu Guanzhou. Mr. Liu Jianping served as the chairman of the committee.

In the first half of 2021, one meeting was held by the Development and Planning Committee of the Board, at which the resolutions in relation to the Company's production guidance plan for the year 2021, the investment plan for the year 2021 and the operating plan for the year 2021 were considered and approved.

OCCUPATIONAL HEALTH & SAFETY AND ENVIRONMENT COMMITTEE

As at the end of the reporting period, the Occupational Health & Safety and Environment Committee under the seventh session of the Board of the Company consisted of two executive directors, namely Mr. Zhu Runzhou and Mr. Jiang Tao, and one non-executive director, namely Mr. Zhang Jilong. Mr. Zhu Runzhou served as the chairman of the committee.

In the first half of 2021, although no formal meeting was held by the Occupational Health & Safety and Environment Committee of the Board, the members of the committee had carried out thorough discussions about relevant matters in their presence at Board meetings or in the ordinary course of business, and made recommendations to the Board.

SUPERVISORY COMMITTEE

During the reporting period, the seventh session of the supervisory committee of the Company consisted of two shareholder representative supervisors, namely Mr. Ye Guohua (chairman of the supervisory committee) and Ms. Shan Shulan, and two employee representative supervisors, namely Mr. Guan Xiaoguang and Mr. Yue Xuguang.

In the first half of 2021, two meetings were held by the supervisory committee of the Company, namely the eighth meeting of the seventh session of the supervisory committee held on 22 March 2021 and the ninth meeting of the seventh session of the supervisory committee held on 26 April 2021, at which 6 resolutions were considered and approved, including the annual report of the Company for the year 2020, the internal control report for the year 2020, the work report of the supervisory committee for the year 2020, the social responsibility report for the year 2020 and 2021 first quarterly report.

GENERAL MEETING

In the first half of 2021, the Company convened one general meeting, namely the 2020 annual general meeting held on 29 June 2021. A total of 14 resolutions were considered and approved at the above meeting, including the annual report of the Board of the Company, the annual report of the supervisory committee, the audited financial report, the annual loss recovery proposal of the Company, the annual financing and bonds issuance plans, re-appointment of auditors, the guarantees and the election of directors and independent non-executive directors of the seventh session of the Board of the Company, etc. The convening, holding and voting procedures for the above general meeting are legal and valid, and all the resolutions submitted at the general meeting were passed.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law, the Securities Law of the People's Republic of China, relevant provisions of the CSRC, Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules, and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules in relation to corporate governance.

The Company will stay in strict compliance with the requirements of the regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the SSE, the Hong Kong Stock Exchange and the NYSE. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as bring returns to the shareholders through high-quality development results of the Company. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2020

For the year 2020, the profits after tax and accumulative undistributed profits realized by the Company (including the parent company but excluding subsidiaries) as calculated in accordance with the PRC Accounting Standards for Business Enterprises and the International Financial Reporting Standards are set out as below:

2020	**Profits after tax**	**Accumulative undistributed profits (including the profit after tax for the year 2020)**
	(RMB'100 million)	*(RMB'100 million)*
According to the PRC Accounting Standards for Business Enterprises	7.58	-42.3
According to the International Financial Reporting Standards	6.98	-61.7

Given that the Company's accumulative undistributed profits for the year 2020 was a loss, the Company used the surplus reserves of RMB4.23 billion to make up for the loss. After the loss was made up for, the Company's accumulative undistributed profits would be calculated as RMB0 in accordance with the PRC Accounting Standards for Business Enterprises and as a loss of RMB1,940 million in accordance with the International Financial Reporting Standards.

As the Company had no profits available for distribution in 2020, the Company did not distribute any final dividend for the year ended 31 December 2020.

The aforesaid matter was considered and approved at the 2020 annual general meeting of the Company convened on 29 June 2021.

3. MATERIAL LITIGATION AND CONTINGENT LIABILITIES

(a) Material Litigation

During the reporting period, the Company had no material litigation pending which was required to be disclosed.

(b) Contingent Liabilities

During the reporting period, the Company had no material contingent liabilities which were required to be disclosed.

4. CONNECTED TRANSACTIONS

Non-Exempted Continuing Connected Transactions

Set out below are the annual caps for the non-exempted continuing connected transactions of the Group and the actual transaction amounts incurred by the Group as of 30 June 2021:

		Aggregated consideration (as of 30 June 2021) *(in RMB million)*	Annual cap for the year 2021 *(in RMB million)*
Purchases of goods or services:			
(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	172	500
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	3,833	17,500
(C)	Mineral Supply Agreement (Counterparty: Chinalco)	0	360
(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	356	8,300
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	217	500
(F)	Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	4	200

		Aggregated consideration (as of 30 June 2021) *(in RMB million)*	Annual cap for the year 2021 *(in RMB million)*
(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司))		
	Daily cap of deposit balance (including accrued interest)	7,725	Daily cap of maximum deposit balance of 12,000
	Daily cap of loan balance (including accrued interest)	4,067	Daily cap of maximum loan balance of 15,000
	Other financial services	0.38	50
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司))	149	10,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司))	0	3,000
(J)	Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.* (中鋁視拓智能科技有限公司))	12	100
Sales of goods or services:			
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	10,322	33,500
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	13	100

During the reporting period, the aforesaid continuing connected transactions have been performed in accordance with relevant agreements as announced. The continuing connected transactions of the Group are mainly the transactions between the Group and Chinalco.

One-off Connected Transactions (Non-Exempted) Related to Acquisition and Disposal of Assets

Subscription for A Shares of Yunnan Aluminum to be Issued through Non-public Offering

On 23 December 2020, the 14th meeting of the seventh session of the Board of the Company considered and approved the Resolution in relation to the Proposed Subscription for Shares by the Company of Yunnan Aluminum Co., Ltd. to be Issued through Non-public Offering, approving that the Company would participate in the subscription for A shares of Yunnan Aluminum to be issued through non-public offering with its total subscription amount not more than RMB320 million. On the same day, the Conditional Share Subscription Agreement for Non-public Offering of A Shares of Yunnan Aluminum Co., Ltd. was entered into between the Company and Yunnan Aluminum.

After that, in accordance with the relevant provisions of the Implementation Rules for the Non-public Issuance of Shares by Listed Companies and the Administration Measures on Securities Issuance of Listed Companies promulgated by the CSRC, the Supplemental Agreement on the Conditional Share Subscription Agreement for Non-public Offering of Shares of Yunnan Aluminum Co., Ltd. was entered into between the Company and Yunnan Aluminum on 16 March 2021, which further specified the subscription amount ranging from RMB200 million to RMB320 million.

As Yunnan Aluminum is a subsidiary of Chinalco, the controlling shareholder of the Company, Yunnan Aluminum is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholder's approval requirement.

For details of the aforesaid matters, please refer to the relevant announcements published by the Company on 23 December 2020 and 16 March 2021, respectively.

5. PERFORMANCE OF UNDERTAKINGS

There were no outstanding undertakings during the reporting period.

6. OTHER SIGNIFICANT EVENTS

Dissolution of Beijing Chalco Bocom Size Industry Investment Fund Management Partnership (Limited Partnership) ("Size Industry Fund")

The Company established Size Industry Fund together with Bank of Communications International Trust Co., Ltd.* (交銀國際信託有限公司) ("**BOCOMMTRUST**") and Bocommtrust Asset Management Co., Ltd.* (交銀國信資產管理有限公司) ("**Bocommtrust Asset**") in 2017. BOCOMMTRUST acted as the prioritised limited partner of Size Industry Fund and the Company as the secondary limited partner. Bocommtrust Asset and Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* (中鋁建信投資基金管理(北京)有限公司) ("**Chinalco Jianxin**") are the general partner and the manager of the fund, respectively.

In view of the full recovery of the investments of the Size Industry Fund, each of the Company, BOCOMMTRUST and Bocommtrust Asset agreed to dissolve Size Industry Fund, with Chinalco Jianxin, the fund manager, acting as liquidator to go through the relevant procedures for the dissolution of Size Industry Fund. At the 17th meeting of the seventh session of the Board of the Company held on 27 April 2021, the matter in relation to the aforesaid dissolution of Size Industry Fund was considered and approved.

For details of the aforesaid matter, please refer to the announcement published by the Company on 27 April 2021.

pwc 羅兵咸永道

REPORT ON REVIEW
OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED
(incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 49 to 100, which comprises the interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "**Company**") and its subsidiaries (together, the "**Group**") as at 30 June 2021 and the interim condensed consolidated statement of profit or loss and other comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

pwc 羅兵咸永道

REPORT ON REVIEW
OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED (Continued)
(incorporated in the People's Republic of China with limited liability)

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2021

As at 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	30 June 2021 (Unaudited)	31 December 2020 (Audited)
ASSETS			
Non current assets			
Property, plant and equipment	6	**97,849,562**	100,638,153
Right-of-use assets		**13,362,942**	14,287,838
Investment properties		**1,604,450**	1,601,876
Intangible assets	7	**13,093,283**	13,448,304
Investments in joint ventures	8	**3,438,785**	3,374,553
Investments in associates	8	**9,452,708**	9,173,410
Other financial assets measured at fair value		**544,596**	1,526,703
Deferred tax assets		**1,515,757**	1,481,235
Other non-current assets		**2,952,831**	3,165,920
Total non current assets		**143,814,914**	148,697,992
Current assets			
Inventories		**19,508,307**	19,856,754
Trade and notes receivables	9	**12,474,098**	9,293,218
Other current assets		**5,741,217**	6,349,220
Other financial assets measured at fair value		**5,000,000**	17,311
Restricted cash and term deposits		**1,293,090**	1,056,037
Cash and cash equivalents (excluding bank overdrafts)		**6,280,650**	9,631,152
Total current assets		**50,297,362**	46,203,692
Total assets		**194,112,276**	194,901,684

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2021 (Unaudited)	31 December 2020 (Audited)
EQUITY			
Share capital	10	**17,022,673**	17,022,673
Other equity instruments		**4,486,429**	4,486,429
Other reserves		**30,407,758**	34,564,504
Retained earnings/(accumulated losses)		**5,563,477**	(1,741,596)
Total equity attributable to owners of the Company		**57,480,337**	54,332,010
Non-controlling interests		**18,471,032**	16,839,706
Total equity		**75,951,369**	71,171,716
LIABILITIES			
Non current liabilities			
Interest-bearing loans and borrowings	11	**55,849,452**	57,518,097
Deferred tax liabilities		**1,393,310**	1,437,087
Other non-current liabilities		**2,076,557**	2,147,558
Total non current liabilities		**59,319,319**	61,102,742

As at 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	30 June 2021 (Unaudited)	31 December 2020 (Audited)
Current liabilities			
Trade and notes payables	12	**14,380,187**	15,440,859
Other payables and accrued liabilities		**10,284,962**	10,754,008
Contract liabilities		**1,639,335**	1,399,339
Financial liabilities at fair value through profit or loss		**61,677**	26,684
Income tax payable		**847,792**	299,053
Interest-bearing loans and borrowings	11	**31,627,635**	34,707,283
Total current liabilities		**58,841,588**	62,627,226
Total liabilities		**118,160,907**	123,729,968
Total equity and liabilities		**194,112,276**	194,901,684

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Liu Jianping
Director

Wang Jun
Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June 2021 (Unaudited)	2020 (Unaudited)
Continuing operations			
Revenue	5	**120,735,767**	84,108,752
Cost of sales	13	**(107,759,189)**	(79,213,120)
Gross profit		**12,976,578**	4,895,632
Selling and distribution expenses	13	**(876,705)**	(735,027)
General and administrative expenses	13	**(2,357,654)**	(1,747,203)
Research and development expenses	13	**(658,807)**	(372,078)
Net impairment losses on financial assets		**(477,963)**	(170,394)
Other income	14(a)	**89,164**	71,299
Other (losses)/gains – net	14(b)	**(1,176,409)**	466,774
Operating profit		**7,518,204**	2,409,003
Finance income	15	**109,198**	134,154
Finance costs	15	**(2,026,456)**	(2,231,646)
Finance costs – net		**(1,917,258)**	(2,097,492)
Share of net profits of investments accounted for using the equity method			
Joint ventures		**74,224**	22,806
Associates		**355,682**	58,003
		429,906	80,809
Profit before income tax		**6,030,852**	392,320
Income tax expense	16	**(1,239,192)**	(162,478)
Profit for the period		**4,791,660**	229,842
Profit attributable to:			
Owners of the Company		**3,075,160**	35,712
Non-controlling interests		**1,716,500**	194,130
		4,791,660	229,842
Basic and diluted earnings/(losses) per share attributable to ordinary equity holders of the Company *(expressed in RMB per share)*	17	**0.174**	(0.006)

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

	Notes	For the six months ended 30 June 2021 (Unaudited)	 2020 (Unaudited)
Profit for the period		**4,791,660**	229,842
Other comprehensive income			
Items that may be reclassified to profit or loss			
Exchange differences on translation of foreign operations		**15,527**	(16,599)
Items that will not be reclassified to profit or loss			
Changes in the fair value of financial assets measured at fair value through other comprehensive income		**(31,707)**	(24,002)
Income tax effect		**7,925**	5,536
Other comprehensive income for the period, net of tax		**(8,255)**	(35,065)
Total comprehensive income for the period		**4,783,405**	194,777
Total comprehensive income for the period attributable to:			
Owners of the Company		**3,067,137**	647
Non-controlling interests		**1,716,268**	194,130
		4,783,405	194,777

The above unaudited interim condensed consolidated statement of profit loss and other comprehensive income should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company											
		Capital reserve										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	(Accumulated losses)/ Retained earnings	Total	Non-controlling interests	Total equity
As at 31 December 2020 (Audited)	17,022,673	27,003,477	1,161,392	5,867,557	179,255	7,618	4,486,429	345,205	(1,741,596)	54,332,010	16,839,706	71,171,716
Profit for the period	-	-	-	-	-	-	-	-	3,075,160	3,075,160	1,716,500	4,791,660
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	-	-	-	-	-	(23,782)	-	-	-	(23,782)	-	(23,782)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	15,759	-	15,759	(232)	15,527
Total comprehensive income for the period	-	-	-	-	-	(23,782)	-	15,759	3,075,160	3,067,137	1,716,268	4,783,405
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	(3,886)	(3,886)
Dividends distribution by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(10,942)	(10,942)
Capital reduction from non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(24,500)	(24,500)
Distribution of other equity instruments	-	-	-	-	-	-	-	-	-	-	(68,906)	(68,906)
Make up accumulated loss with appropriation of statutory surplus reserve	-	-	-	(4,229,913)	-	-	-	-	4,229,913	-	-	-
Share of reserves of joint ventures and associates	-	-	-	-	17,170	-	-	-	-	17,170	-	17,170
Other appropriations	-	-	-	-	64,020	-	-	-	-	64,020	23,292	87,312
As at 30 June 2021 (Unaudited)	17,022,673	27,003,477	1,161,392	1,637,644	260,445	(16,164)	4,486,429	360,964	5,563,477	57,480,337	18,471,032	75,951,369

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

	Attributable to owners of the Company											
		Capital reserve										
	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
As at 31 December 2019 (Audited)	17,022,673	27,019,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,216,946)	54,659,633	16,065,427	70,725,060
Adjustment due to a business combination under common control	–	3,000	–	–	–	–	–	–	9,346	12,346	20,060	32,406
As at 31 December 2019 (Restated)	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466
Profit for the period	–	–	–	–	–	–	–	–	35,712	35,712	194,130	229,842
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax	–	–	–	–	–	(18,466)	–	–	–	(18,466)	–	(18,466)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(16,599)	–	(16,599)	–	(16,599)
Total comprehensive income for the period	–	–	–	–	–	(18,466)	–	(16,599)	35,712	647	194,130	194,777
Business combination under common control	–	(21,896)	–	–	–	–	–	–	–	(21,896)	21,896	–
Dividends distribution by subsidiaries to non-controlling shareholders	–	–	–	–	–	–	–	–	–	–	(7,349)	(7,349)
Capital injection from non-controlling shareholders	–	4,438	–	–	–	–	–	–	–	4,438	141,493	145,931
Underwriting fees of other equity instruments	–	–	–	–	–	–	(675)	–	–	(675)	–	(675)
Other equity instruments' distribution	–	–	–	–	–	–	–	–	–	–	(74,982)	(74,982)
Share of reserves of joint ventures and associates	–	–	(48)	–	13,217	–	–	–	–	13,169	–	13,169
Other appropriations	–	–	–	–	20,435	–	–	–	–	20,435	(20,394)	41
As at 30 June 2020 (Restated and unaudited)	17,022,673	27,004,644	1,108,496	5,867,557	173,543	31,045	5,486,429	165,598	(2,171,888)	54,688,097	16,340,281	71,028,378

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2021
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	For the six months ended 30 June	
		2021	2020
		(Unaudited)	(Unaudited)
Net cash inflow from operating activities		**9,466,926**	6,003,830
Cash flows from investing activities			
Purchases of property, plant and equipment		**(788,975)**	(3,083,197)
Purchases of intangible assets		**(582)**	–
Proceeds from disposal of property, plant and equipment		**68,734**	935,240
Proceeds from disposal of intangible assets		**9,316**	–
Proceeds from disposal of right-of-use assets		**–**	12,849
Purchase of short-term structured deposits		**(6,900,000)**	(7,020,000)
Proceeds from disposal of financial assets measured at fair value		**2,850,400**	6,393,333
Investments in joint ventures		**–**	(2,000)
Disposal of associates		**7,368**	–
Dividend from financial assets measured at fair value through other comprehensive income		**7,579**	48,710
Investment income from short-term structured deposits		**16,868**	–
Increase in term deposits		**–**	(22,684)
Change in deposit of futures contracts		**(984,194)**	180,407
Assets-related government grants received		**55,378**	7,801
Dividends received from associates and joint ventures		**21,308**	38,997
Net cash outflow from investing activities		**(5,636,800)**	(2,510,544)

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

		For the six months ended 30 June	
	Note	**2021 (Unaudited)**	2020 (Unaudited)
Cash flows from financing activities			
Repayments of short-term notes and mid-term bonds		**(12,448,184)**	(16,923,472)
Repayments of short-term and long-term bank and other loans		**(22,568,432)**	(14,971,126)
Repayments of gold leasing arrangements		**–**	(7,018,609)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		**12,400,000**	23,382,733
Drawdown of short-term and long-term bank and other loans		**18,728,942**	15,624,379
Senior perpetual securities' distribution paid		**(68,906)**	(74,982)
Capital injection from non-controlling shareholders		**–**	143,650
Instalment payment of bonds issuance expenses		**(3,038)**	(7,828)
Principal portion of lease payments		**(560,477)**	(943,602)
Dividends paid by subsidiaries to non-controlling shareholders		**(6,066)**	(77,221)
Interest paid		**(1,791,844)**	(1,898,220)
Net cash outflow from financing activities		**(6,318,005)**	(2,764,298)
Net (decrease)/increase in cash and cash equivalents		**(2,487,879)**	728,988
Cash and cash equivalents at the beginning of the period		**8,731,197**	7,778,853
Net foreign exchange difference		**37,332**	21,843
Cash and cash equivalents as at 30 June		**6,280,650**	8,529,684

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1 GENERAL INFORMATION

Aluminum Corporation of China Limited (the "**Company**") (中國鋁業股份有限公司) and its subsidiaries (together the "**Group**") are principally engaged in exploration and mining of bauxite resources; production, sales, related technical development and technical services of alumina, primary aluminum, aluminum alloy and carbon; power generation business; exploration, mining and operation of coal resources; trading, logistics and purchasing, etc.

The Company is a joint stock company which was established on 10 September 2001 and is domiciled in the People's Republic of China (the "**PRC**") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("**Chinalco**") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**").

The unaudited interim condensed consolidated financial information is presented in thousands of Renminbi ("**RMB**") unless otherwise stated.

The unaudited interim condensed consolidated financial information was approved for issuance on 24 August 2021.

The interim condensed consolidated financial information has not been audited.

(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The unaudited interim condensed consolidated financial information for the six months ended 30 June 2021 has been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting.

The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual report for the year ended 31 December 2020 and any public announcements made by the Company during the six months ended 30 June 2021.

Going Concern

As at 30 June 2021, the Group's current liabilities exceeded its current assets by approximately RMB8,544 million (31 December 2020: RMB16,424 million). The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities for the period from 1 July 2021 to 30 June 2022;
- Unutilised banking facilities of approximately RMB177,126 million as at 30 June 2021, of which amounts totalling RMB133,292 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing;
- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 30 June 2021. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the unaudited interim condensed consolidated financial information.

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information is consistent with those applied in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2020. There is no amended applicable standards for the current reporting period.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the unaudited interim condensed consolidated financial information requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these unaudited interim condensed consolidated financial information, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of uncertainty of estimates were consistent with those applied to the consolidated financial information for the year ended 31 December 2020.

4 SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

The significant increase of revenue and net profit for the six months ended 30 June 2021 is mainly due to the rise in market price of aluminum.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the period is as follows:

	For the six months ended 30 June	
	2021	2020
Revenue from contracts with customers (net of value-added tax) *(Note a)*		
Sales of goods	**119,944,144**	83,269,768
Transportation services	**631,797**	695,151
	120,575,941	83,964,919
Revenue from other sources		
Rental income	**159,826**	143,833
	120,735,767	84,108,752

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers

	For the six months ended 30 June 2021						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Type of goods or services							
Sale of goods	24,056,427	32,550,988	97,055,713	3,153,358	243,944	(37,116,286)	119,944,144
Transportation of services	–	–	840,214	–	–	(208,417)	631,797
Total	24,056,427	32,550,988	97,895,927	3,153,358	243,944	(37,324,703)	120,575,941
Geographical markets							
Mainland China	24,056,427	32,550,988	91,046,985	3,153,358	243,944	(37,324,703)	113,726,999
Outside of mainland China	–	–	6,848,942	–	–	–	6,848,942
Total	24,056,427	32,550,988	97,895,927	3,153,358	243,944	(37,324,703)	120,575,941
Timing of revenue recognition							
Goods transferred at a point in time	24,056,427	32,550,988	97,055,713	3,153,358	243,944	(37,116,286)	119,944,144
Services transferred over time	–	–	840,214	–	–	(208,417)	631,797
Total	24,056,427	32,550,988	97,895,927	3,153,358	243,944	(37,324,703)	120,575,941

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers (continued)

	For the six months ended 30 June 2020						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Type of goods or services							
Sales of goods	20,994,063	22,876,551	70,528,499	3,294,025	182,824	(34,606,194)	83,269,768
Transportation services	–	–	695,151	–	–	–	695,151
Total	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919
Geographical markets							
Mainland China	20,994,063	22,876,551	67,681,734	3,294,025	182,824	(34,606,194)	80,423,003
Outside of mainland China	–	–	3,541,916	–	–	–	3,541,916
Total	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919
Timing of revenue recognition							
Goods transferred at a point in time	20,994,063	22,876,551	70,528,499	3,294,025	182,824	(34,606,194)	83,269,768
Services transferred over time	–	–	695,151	–	–	–	695,151
Total	20,994,063	22,876,551	71,223,650	3,294,025	182,824	(34,606,194)	83,964,919

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The executive presidents committee of the Company have been identified as the chief operating decision makers. The committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The committee considers the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's reportable operating segments also include corporate and other operating segments.

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial information for the year ended 31 December 2020. Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchase of bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2021						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	24,162,105	32,564,424	97,936,595	3,153,358	243,988	(37,324,703)	120,735,767
Intersegment revenue	(16,206,888)	(5,018,501)	(15,943,548)	(84,598)	(71,168)	37,324,703	-
Sales of self-produced products			12,695,008				
Sales of products sourced from external suppliers and rental income			69,298,039				
Revenue from external customers	7,955,217	27,545,923	81,993,047	3,068,760	172,820		120,735,767
Segment profit/(loss) before income tax	1,375,634	5,791,842	694,724	(433,578)	(904,888)	(492,882)	6,030,852
Income tax expense							(1,239,192)
Profit for the period							4,791,660

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2021						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	11,027	19,114	23,266	43,285	12,506	–	109,198
Finance costs	(493,978)	(496,484)	(79,169)	(498,666)	(458,159)	–	(2,026,456)
Share of profits and losses of joint ventures	37,703	–	2,089	9,388	25,044	–	74,224
Share of profits and losses of associates	150,405	(9,425)	36,039	(118,871)	297,534	–	355,682
Depreciation of right-of-use assets	(150,928)	(95,501)	(48,851)	(53,865)	(25,234)	–	(374,379)
Depreciation and amortisation excluding the depreciation of right-of-use assets	(1,610,626)	(1,412,695)	(56,094)	(841,209)	(38,801)	–	(3,959,425)
Losses on disposal of property, plant and equipment, and intangible assets, net	(490,510)	18,388	1,783	177	–	–	(470,162)
Unrealised losses on futures contract, net	–	–	(15,338)	–	(38,317)	–	(53,655)
Change for impairment of inventories	348,300	92,779	51,285	(249)	–	–	492,115
Provision for impairment of receivables, net of bad debts recovered	(8,717)	(1,768)	(40,284)	(83,634)	(343,560)	–	(477,963)
Loss on disposal of a subsidiary	–	–	–	(27,317)	–	–	(27,317)
Realised loss on futures, forward and option contracts, net	–	–	(227,186)	–	(214,099)	–	(441,285)
Gain on financial assets measured at fair value through other comprehensive income	–	–	–	–	7,579	–	7,579

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	21,074,836	22,889,044	71,263,793	3,297,039	194,254	(34,610,214)	84,108,752
Intersegment revenue	(13,859,841)	(6,036,888)	(14,637,382)	(40,032)	(36,071)	34,610,214	–
Sales of self-produced products			11,439,415				
Sales of products sourced from external suppliers and rental income			45,186,996				
Revenue from external customers	7,214,995	16,852,156	56,626,411	3,257,007	158,183	–	84,108,752
Segment profit/(loss) before income tax	436,427	269,173	334,820	(41,567)	(542,993)	(63,540)	392,320
Income tax expense							(162,478)
Profit for the period							229,842

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	16,571	16,086	3,100	23,613	74,784	–	134,154
Finance costs	(553,072)	(631,876)	(50,472)	(540,154)	(456,225)	153	(2,231,646)
Share of profits and losses of joint ventures	18,144	–	(5,296)	(1,876)	11,834	–	22,806
Share of profits and losses of associates	(1,080)	(19,027)	9,604	(29,554)	98,060	–	58,003
Depreciation of right-of-use assets	(192,321)	(115,359)	(2,467)	(48,846)	(25,234)	993	(383,234)
Depreciation and amortisation excluding the depreciation of right-of-use assets	(1,413,841)	(1,403,065)	(46,381)	(892,308)	(35,448)	1,305	(3,789,738)
Losses on disposal of property, plant and equipment, and intangible assets, net	(3,370)	(242)	(107)	(755)	–	–	(4,474)
Unrealised losses on futures contract, net	–	–	39,588	–	(7,882)	–	31,706
Change for impairment of inventories	90,763	(53,149)	9,462	25,156	–	–	72,232
Provision for impairment of receivables, net of bad debts recovered	(37,193)	(10,936)	(69,015)	(52,215)	(1,898)	863	(170,394)
Realised gains/(loss) on futures, forward and option contracts, net			419,459		(35,285)		384,174
Gain on financial assets measured at fair value through other comprehensive income	–	–	–	–	48,710	–	48,710

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2021						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	–	–	–	–	582	–	582
Right-of-use assets	11,177	–	31,617	–	–	–	42,794
Investment properties	–	2,541	–	–	–	–	2,541
Property, plant and equipment	483,428	203,255	774	93,134	5,559	–	786,150

	For the six months ended 30 June 2020						
	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	4,843	–	1,413	10	24	–	6,290
Right-of-use assets	8,373	–	5,645	–	–	–	14,018
Investment properties	–	1,576	–	–	–	–	1,576
Property, plant and equipment	1,230,055	507,865	13,994	152,468	31,668	–	1,936,050

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 30 June 2021						
Segment assets	81,331,863	64,320,413	22,553,505	37,786,783	45,715,031	251,707,595
Elimination of inter-segment receivables						(58,353,728)
Other elimination						(837,707)
Corporate and other unallocated assets:						
Deferred tax assets						1,515,757
Prepaid income tax						80,359
Total assets						194,112,276
Investments in associates	105,532	513,404	432,493	1,376,143	7,025,136	9,452,708
Investments in joint ventures	1,113,788	–	44,954	344,151	1,935,892	3,438,785
Segment liabilities	39,765,269	31,826,593	14,233,761	24,770,840	63,677,070	174,273,533
Elimination of inter-segment payables						(58,353,728)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,393,310
Income tax payable						847,792
Total liabilities						118,160,907

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina	Primary aluminum	Trading	Energy	Corporate and other operating segments	Total
As at 31 December 2020						
Segment assets	87,409,820	62,050,175	20,520,759	39,671,083	44,594,935	254,246,772
Elimination of inter-segment receivables						(60,582,399)
Other eliminations						(360,498)
Corporate and other unallocated assets:						
Deferred tax assets						1,481,235
Prepaid income tax						116,574
Total assets						194,901,684
Investments in associates	88,356	539,058	396,454	1,565,235	6,584,307	9,173,410
Investments in joint ventures	1,076,085	–	43,258	334,763	1,920,447	3,374,553
Segment liabilities	48,883,452	39,204,713	12,815,610	26,197,235	55,475,215	182,576,225
Elimination of inter-segment payables						(60,582,397)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,437,087
Income tax payable						299,053
Total liabilities						123,729,968

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June	
	2021	2020
Segment revenue from external customers		
– Mainland China	**113,886,825**	80,566,836
– Outside of Mainland China	**6,848,942**	3,541,916
	120,735,767	84,108,752

	30 June 2021	31 December 2020
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**138,809,486**	142,671,962
– Outside of Mainland China	**2,817,479**	2,890,338
	141,626,965	145,562,300

For the six months ended 30 June 2021, revenues of approximately RMB24,550 million (for the six months ended 30 June 2020: RMB21,661 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no individual customers that contributed 10% or more of the Group's revenue during the six months ended 30 June 2021 and 2020.

(Amounts expressed in thousands of RMB unless otherwise stated)

6 PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
As at 31 December 2020						
Cost	63,188,254	114,359,882	2,844,604	869,252	4,005,995	185,267,987
Accumulated depreciation and impairment	(20,923,095)	(61,397,800)	(1,681,297)	(507,279)	(120,363)	(84,629,834)
Net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153
Half year ended 30 June 2021						
Opening net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153
Additions	199	57,120	3,714	627	724,490	786,150
Disposals	(186,110)	(352,856)	(4,421)	(482)	(38,499)	(582,368)
Government grants	(26)	(55,352)	–	–	–	(55,378)
Reclassifications and internal transfers	463,605	806,886	925	1,149	(1,272,565)	–
Transfer to right-of-use assets	–	–	–	–	(26,346)	(26,346)
Transfer from right-of-use assets	–	793,780	–	2	–	793,782
Transfer to investment properties	(12,535)	–	–	–	–	(12,535)
Transfer to intangible assets	–	–	–	–	(19,859)	(19,859)
Currency translation differences	(2,511)	(605)	(183)	65	–	(3,234)
Depreciation	(869,946)	(2,683,573)	(86,037)	(29,247)	–	(3,668,803)
Closing net carrying amount	41,657,835	51,527,482	1,077,305	334,087	3,252,853	97,849,562
As at 30 June 2021						
Cost	63,189,457	115,473,145	2,826,298	862,283	3,307,576	185,658,759
Accumulated depreciation and impairment	(21,531,622)	(63,945,663)	(1,748,993)	(528,196)	(54,723)	(87,809,197)
Net carrying amount	41,657,835	51,527,482	1,077,305	334,087	3,252,853	97,849,562

As at 30 June 2021, the Group pledged property, plant and equipment with a net carrying value amounting to RMB4,724 million (31 December 2020: RMB5,191 million) for interest-bearing loans and borrowings as set out in Note 11.

(Amounts expressed in thousands of RMB unless otherwise stated)

7 INTANGIBLE ASSETS

	Goodwill	Mining Rights	Mineral exploration rights	Computer Software, production quota and others	Total
As at 31 December 2020					
Cost	3,509,857	9,876,722	988,374	1,932,329	16,307,282
Accumulated amortisation and impairment	–	(2,450,889)	–	(408,089)	(2,858,978)
Net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304
Half year ended 30 June 2021					
Opening net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304
Additions	–	–	–	582	582
Transfer from property, plant and equipment *(Note 6)*	–	17,427	–	2,432	19,859
Reclassification from right-of-use assets	–	–	–	3,147	3,147
Disposals	–	(4,190)	(185,451)	–	(189,641)
Amortisation	–	(159,957)	–	(26,220)	(186,177)
Currency translation differences	(149)	(782)	(1,860)	–	(2,791)
Closing net carrying amount	3,509,708	7,278,331	801,063	1,504,181	13,093,283
As at 30 June 2021					
Cost	3,509,708	9,882,363	801,063	1,938,490	16,131,624
Accumulated amortisation and impairment	–	(2,604,032)	–	(434,309)	(3,038,341)
Net carrying amount	3,509,708	7,278,331	801,063	1,504,181	13,093,283

As at 30 June 2021, the Group pledged mining rights and mineral exploration rights with a net carrying value amounting to RMB1,200 million (31 December 2020: RMB960 million) for interest-bearing loans and borrowings as set out in Note 11.

For the six months ended 30 June 2021 (Amounts expressed in thousands of RMB unless otherwise stated)

8 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates
As at 1 January 2021	3,374,553	9,173,410
Capital redemption	–	(7,368)
Share of profits for the period	74,224	355,682
Share of changes in reserves	2,587	14,583
Cash dividends declared	(12,579)	(83,599)
Impairment	–	–
As at 30 June 2021	3,438,785	9,452,708

As at 30 June 2021, the Group has pledged investment in an associate amounting to nil (31 December 2020: RMB396 million) for interest-bearing loans and borrowings as set out in Note 11 to the financial information.

9 TRADE RECEIVABLES AND NOTES RECEIVABLE

	30 June 2021	31 December 2020
Trade receivables	**6,808,936**	5,680,558
Less: provision for impairment of receivables	**(989,200)**	(933,563)
	5,819,736	4,746,995
Notes receivable	**6,654,362**	4,546,223
	12,474,098	9,293,218

(Amounts expressed in thousands of RMB unless otherwise stated)

9 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Trade receivables are non-interest-bearing and are generally with credit terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, these terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2021, the ageing analysis of trade receivables based on invoice date was as follows:

	30 June 2021	31 December 2020
Within 1 year	**3,969,556**	2,978,123
Between 1 and 2 years	**1,037,988**	1,031,050
Between 2 and 3 years	**275,422**	183,288
Over 3 years	**1,525,970**	1,488,097
	6,808,936	5,680,558
Less: provision for impairment of receivables	**(989,200)**	(933,563)
	5,819,736	4,746,995

Notes receivable was held within a business model whose objective is achieved by both holding notes receivable in order to collect contractual cash flows and selling notes receivable, the Group's notes receivable is measured at financial assets measured at fair value through other comprehensive income.

As at 30 June 2021, the Group had pledged notes receivable amounting to RMB715 million (31 December 2020: notes receivables amounting to RMB1,499 million) for issuing notes payable, pledged trade receivables amounting to RMB2.728 million (31 December 2020: trade receivables amounting to RMB2,170 million) for bank and other borrowings.

For the six months ended 30 June 2021 (Amounts expressed in thousands of RMB unless otherwise stated)

10 SHARE CAPITAL

As at 31 December 2020 and 30 June 2021, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised ordinary shares was 17,022,672,951 at par value of RMB1.00 per share as at 30 June 2021.

11 INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2021	31 December 2020
Long-term loans and borrowings		
Lease liabilities	**6,693,160**	7,086,151
Bank and other loans		
– Secured *(Note (a))*	**12,283,109**	9,216,299
– Guaranteed	**3,448,171**	4,846,446
– Unsecured	**27,801,166**	28,951,819
	43,532,446	43,014,564
Medium-term notes and bonds *(Note (b))*		
– Unsecured	**16,960,223**	18,975,379
Total long-term loans and borrowings	**67,185,829**	69,076,094
Current portion of lease liabilities	**(521,948)**	(828,272)
Current portion of medium-term notes and bonds	**(7,080,867)**	(7,100,711)
Current portion of long-term bank and other loans	**(3,733,562)**	(3,629,014)
	(11,336,377)	(11,557,997)
Non-current portion of long-term interest-bearing loans and borrowings	**55,849,452**	57,518,097

(Amounts expressed in thousands of RMB

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2021	31 December 2020
Short-term loans and borrowings		
Bank and other loans		
– Secured *(Note (a))*	**841,500**	863,738
– Guaranteed	**–**	50,000
– Unsecured	**15,015,418**	19,824,292
	15,856,918	20,738,030
Short-term bonds, unsecured *(Note (c))*	**4,434,340**	2,411,256
Current portion of long-term loans and borrowings	**11,336,377**	11,557,997
	15,770,717	13,969,253
Total short-term borrowings and current portion of long-term loans and borrowings	**31,627,635**	34,707,283

Notes:

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2021, a summary of these pledged assets was as follows:

	30 June 2021	31 December 2020
Property, plant and equipment *(Note 6)*	**4,723,565**	5,191,185
Right-of-use assets	**168,255**	273,652
Intangible assets *(Note 7)*	**1,200,149**	959,799
Trade receivables *(Note 9)*	**2,727,982**	2,169,660
Notes receivable *(Note 9)*	**715,351**	1,499,260
Investments in an associate *(Note 8)*	**–**	395,610
	9,535,302	10,489,166

(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (continued)

(a) Security for long-term and short-term bank and other loans (continued)

As at 30 June 2021, Shangdong Huayu Alloy Materials Co. Ltd. ("**Shangdong Huayu**"), a subsidiary of the Company did not repay short-term secured bank loans with principal amount of RMB583 million, which resulted in an event of default. In October 2020, the lending bank has applied to and obtained approval from the Intermediate Court of Linyi City, Shangdong Province ("**Linyi Court**") of enforcing their rights through selling Shandong Huayu's transferrable quota eligible for production of 135,000 tons aluminum products in the PRC through public tender. Yunnan Aluminium Co., Ltd. ("**Yunnan Aluminum**"), an associate of the Group, has successfully awarded the tender at an consideration of RMB539 million. The consideration in cash was received by Linyi Court before 31 December 2020, which will be transferred to the lending banks for repayment of the bank loans when the quota is transferred to Yunnan Aluminum. As at 30 June 2021, the transfer of the quota was still in governmental administrative process.

(b) Medium-term notes and bonds

Outstanding medium-term bonds of the Group as at 30 June 2021 are summarised as follows:

	Face value (RMB)/maturity	**Effective interest rate**	**30 June 2021**	31 December 2020
2018 Medium-term notes	2,000,000/2021	5.84%	**–**	1,998,802
2019 Medium-term notes	2,000,000/2024	4.31%	**1,987,727**	1,985,264
2020 Medium-term notes	900,000/2023	3.04%	**898,418**	897,972
2018 Medium-term bonds	1,100,000/2021	4.66%	**1,099,836**	1,099,284
2018 Medium-term bonds	900,000/2023	5.06%	**899,062**	898,807
2018 Medium-term bonds	1,400,000/2021	4.30%	**1,398,857**	1,398,160
2018 Medium-term bonds	1,600,000/2023	4.57%	**1,597,526**	1,597,071
2019 Medium-term bonds	2,000,000/2022	3.84%	**1,999,500**	1,999,196
2019 Medium-term bonds	2,000,000/2029	4.57%	**1,997,352**	1,997,265
2019 Medium-term bonds	1,000,000/2022	3.50%	**999,706**	999,623
2020 Medium-term bonds	500,000/2025	3.31%	**499,864**	499,853
2020 Medium-term bonds	1,000,000/2023	3.07%	**999,701**	999,617
2018 Hong Kong Medium-term bonds	500,000USD/2021	5.25%	**2,582,674**	2,604,465
			16,960,223	18,975,379

(Amounts expressed in thousands of RMB

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Notes: (continued)

(c) Short-term bonds

Outstanding short-term bonds as at 30 June 2021 are summarised as follows:

	Face value (RMB)/maturity	**Effective interest rate**	**30 June 2021**	31 December 2020
Short-term bonds	500,000/2021	1.52%	**–**	501,781
Short-term bonds	1,000,000/2021	2.45%	**–**	1,002,925
Short-term bonds	500,000/2021	1.61%	**–**	500,553
Short-term bonds	400,000/2021	2.67%	**–**	405,997
Short-term bonds	400,000/2022	2.70%	**400,560**	–
Short-term bonds	2,000,000/2021	2.85%	**2,023,535**	–
Short-term bonds	2,000,000/2021	2.55%	**2,010,245**	–
			4,434,340	2,411,256

All the above short-term bonds were issued for working capital needs.

(Amounts expressed in thousands of RMB unless otherwise stated)

12 TRADE AND NOTES PAYABLES

	30 June 2021	31 December 2020
Trade payables	**11,284,026**	9,972,937
Notes payable	**3,096,161**	5,467,922
	14,380,187	15,440,859

The ageing analysis of trade and notes payables is as follows:

	30 June 2021	31 December 2020
Within 1 year	**13,887,810**	14,923,453
Between 1 and 2 years	**116,993**	210,587
Between 2 and 3 years	**139,048**	119,587
Over 3 years	**236,336**	187,232
	14,380,187	15,440,859

The trade and notes payables are non-interest-bearing and are normally settled within one year.

(Amounts expressed in thousands of RMB

13 EXPENSE BY NATURE

	For the six months ended 30 June	
	2021	2020
Purchase of inventories in relation to trading activities	**67,908,087**	44,834,367
Raw materials and consumables used, and changes in work-in-progress and finished goods	**17,780,495**	15,296,511
Power and utilities	**8,515,086**	7,719,405
Depreciation of right-of-use assets	**374,379**	383,234
Depreciation and amortisation (Other than depreciation of right-of-use assets) expenses	**3,959,425**	3,789,738
Employee benefit expenses	**4,085,741**	3,550,941
Repairs and maintenance	**853,555**	722,876
Transportation expenses and logistic cost	**2,673,800**	2,407,836
Taxes other than income tax expense	**1,016,765**	724,622
Inventory impairment loss	**537,274**	959,083
Research and development expenses (Other than employee benefit expenses)	**615,353**	318,166
Others	**3,332,395**	1,360,649
	111,652,355	82,067,428

(Amounts expressed in thousands of RMB unless otherwise stated)

14 OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2021, government grants amounting to RMB89 million (for the six months ended 30 June 2020: RMB71 million) were recognised as income for the period to compensate for the Group's certain costs incurred and business developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other (losses)/gains, net

	For the six months ended 30 June	
	2021	2020
Realised (losses)/gains on futures contracts net *(Note)*	**(441,285)**	384,174
Unrealised (losses)/gains on futures contracts *(Note)*	**(53,655)**	31,706
Losses on disposal of equity interest in subsidiaries	**(27,317)**	–
Losses on disposal of property plant and equipment and Intangible assets, net	**(470,162)**	(4,474)
Others	**(183,990)**	55,368
	(1,176,409)	466,774

Note: The Group does not apply hedge accounting for these futures.

(Amounts expressed in thousands of RMB unless otherwise stated)

15 FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2021	2020
Financial income-Interest income	**(109,198)**	(134,154)
Interest expense	**2,009,551**	2,328,896
Less: interest expense capitalised in property, plant and equipment	**(3,305)**	(97,163)
Interest expense, net of capitalised interest	**2,006,246**	2,231,733
Exchange loss/(gains), net	**20,210**	(87)
Finance costs	**2,026,456**	2,231,646
Finance costs, net	**1,917,258**	2,097,492
Capitalisation rates during the period	**3.97% to 5.15% per annum**	3.71% to 6.30% per annum

16 INCOME TAX EXPENSE

	For the six months ended 30 June	
	2021	2020
Current income tax expense		
– PRC enterprise income tax	**1,309,566**	299,016
Deferred income tax expense	**(70,374)**	(136,538)
	1,239,192	162,478

17 EARNINGS/(LOSSES) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

Basic earnings per share was calculated by dividing the adjusted profit attributable to ordinary equity holders of the Company by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the Company by deducting the after-tax amounts of cumulative distribution reserved for the period for other equity instruments, which were issued by the Group and classified as equity instrument.

	For the six months ended 30 June	
	2021	2020
Profit attributable to owners of the Company *(in thousands of RMB)*	**3,075,160**	35,712
Other equity instruments' distribution reserved *(in thousands of RMB)*	**(104,750)**	(137,500)
Profit attributable to ordinary shares holders of the Company	**2,970,410**	(101,788)
Shares		
Number of ordinary shares in issue *(thousands)* as at 1 January	**17,022,673**	17,022,673
Issuance of share capital *(thousands)*	**–**	–
Weighted average number of ordinary shares in issuance	**17,022,673**	17,022,673
Basic earnings per share *(RMB)*	**0.174**	(0.006)

The Group had no potentially dilutive ordinary shares in issuance during the six months ended 30 June 2021 and 2020.

(Amounts expressed in thousands of RMB unless otherwise stated)

18 DIVIDENDS

The board of directors of the Company did not recommend the distribution of an interim dividend for the six months ended 30 June 2021 (for the six months ended 30 June 2020: nil).

19 COMMITMENTS

(a) Capital commitments of property, plant and equipment

	30 June 2021	31 December 2020
Contracted, but not provided for	**1,058,357**	1,437,354

(b) Other capital commitments

As at 30 June 2021, the Group was committed to make capital contributions to its joint ventures and associates as follows:

	30 June 2021	31 December 2020
Joint ventures	**410,000**	410,000
Associates	**351,800**	351,800
	761,800	761,800

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a) Significant related party transactions

	For the six months ended 30 June	
	2021	2020
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**9,728,064**	6,096,526
Joint ventures	**3,464,082**	3,406,173
Associates	**12,897**	4,500,639
Associates of Chinalco	**530,623**	5,316
Non-controlling shareholder of Chalco's subsidiaries	**253,334**	1,001
	13,989,000	14,009,655
Provision of utility services to:		
Chinalco and its subsidiaries	**593,512**	329,005
Joint ventures	**81,171**	196,892
Associates	**107**	8,293
Associates of Chinalco	**7,009**	18
Non-controlling shareholder of Chalco's subsidiaries	**–**	428
	681,799	534,636

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2021	2020
Rental income from:		
Chinalco and its subsidiaries	**13,478**	14,029
Associates of Chinalco	**589**	40
Associates	**377**	–
Joint ventures	**723**	703
	15,167	14,772
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**356,191**	1,010,554
Associates	**12,413**	11,436
Associates of Chinalco	**708**	–
	369,312	1,021,990

For the six months ended 30 June 2021 (Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2021	2020
Purchases of key and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**3,435,761**	2,712,294
Joint ventures	**2,539,166**	2,183,342
Joint ventures of Chinalco	**–**	801
Associates	**2,645,401**	2,056,965
Associates of Chinalco	**13,311**	–
Non-controlling shareholder of Chalco's subsidiaries	**–**	3,550
	8,633,639	6,956,952
Purchases of social services and logistics services from:		
Chinalco and its subsidiaries	**172,320**	113,692
Purchases of utility services from:		
Chinalco and its subsidiaries	**305,444**	299,738
Associates of Chinalco	**33,399**	32,802
Joint ventures	**277,018**	224,753
Non-controlling shareholder of Chalco's subsidiaries	**–**	4,426
	615,861	561,719

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2021	2020
Purchases of other services from:		
Chinalco and its subsidiaries	**91,619**	106,038
Rental expense/lease liabilities payments for buildings and land use rights charged by:		
Chinalco and its subsidiaries	**249,346**	204,583
Other significant related party transactions:		
Borrowings from a subsidiary of Chinalco	**3,270,000**	1,090,000
Repayment from a subsidiary of Chinalco	**4,482,000**	675,500
Interest expenses on borrowings and discounted notes from subsidiaries of Chinalco	**41,289**	52,848

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

Other transactions with related parties

As at 30 June 2021, the financial guarantees provided by the Group to a joint venture were nil (31 December 2020: RMB6 million).

For the six months ended 30 June 2021, notes receivable discounted to a subsidiary of Chinalco were RMB115 million (for the six months ended 30 June 2020: RMB17 million).

For the six months ended 30 June 2021, the Group's significant transactions with entities directly or indirectly owned or controlled by the government through its agencies, affiliates or other organisations (collectively "State-owned Enterprises" ("**SOEs**")) (excluding Chinalco and its subsidiaries) constituted a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2021 and the relevant interest earned or paid during the period were transacted with banks and other financial institutions which are also SOEs. In the opinion of the directors of the Company, the transactions with SOEs are activities conducted in the ordinary course of business, and the dealings of the Group have not been significantly or unduly affected by the fact that the Group and those SOEs are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for rendered services and such pricing policies do not depend on whether or not the customers are SOEs.

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Key management personnel compensation

	For the six months ended 30 June	
	2021	2020
Fees	**286**	361
Basic salaries, housing fund, other allowances and benefits in kind	**1,277**	1,760
Pension costs – defined contribution schemes *(Note)*	**128**	29
	1,691	2,150

Note: The Group provides pension to key management personnel in accordance with the regulations of the relevant PRC government authorities.

(c) Balances with related parties

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial information, the outstanding balances with related parties as at 30 June 2021 were as follows:

	30 June 2021	31 December 2020
Cash and cash equivalents:		
A subsidiary of Chinalco	**1,523,399**	3,561,997
Trade and notes receivables:		
Chinalco and its subsidiaries	**1,531,653**	760,138
Associates of Chinalco	**30,033**	56,107
Joint ventures	**685,006**	743,369
Associates	**173,878**	107
Non-controlling shareholder of a subsidiary and its subsidiaries	**46,200**	–
Provision for impairment of receivables	**(72,728)**	(74,668)
	2,394,042	1,485,053

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2021	31 December 2020
Other current assets:		
Chinalco and its subsidiaries	**751,962**	268,321
Associates of Chinalco	**21,930**	–
Joint ventures	**1,304,912**	1,416,094
Associates	**98,760**	433,453
Non-controlling shareholder of a subsidiary and its subsidiaries	**7,450**	1,200
Provision for impairment of other current assets	**(917,380)**	(422,089)
	1,267,634	1,696,979
Other non-current assets:		
Associates	**111,845**	111,845
Interest-bearing loans and borrowings: (including lease liabilities)		
Subsidiaries of Chinalco	**7,854,873**	8,887,422
Trade and notes payables:		
Chinalco and its subsidiaries	**301,661**	437,732
Associates of Chinalco	**1,114**	1,511
Joint ventures	**492,191**	561,508
Associates	**75,042**	10,562
	870,008	1,011,313

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2021	31 December 2020
Other payables and accrued liabilities:		
Chinalco and its subsidiaries	**1,604,019**	2,193,782
Associates of Chinalco	**12,621**	1,019
Joint ventures	**3,102**	3,940
Associates	**90,407**	28,424
	1,710,149	2,227,165
Contract liabilities:		
Chinalco and its subsidiaries	**39,613**	17,460
Associates of Chinalco	**2,505**	13,453
Non-controlling shareholder of a subsidiary and its subsidiaries	**–**	656
Joint ventures	**4,013**	519
Associates	**3,634**	79
	49,765	32,167

As at 30 June 2021, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB42,554 million (31 December 2020: RMB31,245 million) and RMB13,222 million (31 December 2020: RMB18,543 million), respectively.

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(d) Commitments with related parties

As at 30 June 2021, except for the other capital commitments disclosed in Note 19(b) to the unaudited interim condensed consolidated financial information, the Group had no significant commitments with other related parties.

21 FINANCIAL RISK MANAGEMENT

21.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2020.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to the last year end, there was no material change in the status of credit risk.

(Amounts expressed in thousands of RMB

21 FINANCIAL RISK MANAGEMENT (CONTINUED)

21.1 Financial risk management (continued)

(b) Liquidity risk

The table below is the analysis of the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2021					
Lease liabilities, including current portion	747,365	439,079	1,247,195	9,479,111	11,912,750
Long-term bank and other loans, including current portion	3,733,562	6,826,069	15,998,315	16,974,500	43,532,446
Medium-term notes and bonds, including current portion	7,109,960	2,900,000	5,000,000	2,000,000	17,009,960
Short-term bonds	4,400,000	–	–	–	4,400,000
Short-term bank and other loans	15,856,918	–	–	–	15,856,918
Interest payables for bank borrowings and notes	3,277,058	2,047,482	3,764,180	1,720,702	10,809,422
Financial liabilities at fair value through profit or loss	61,677	–	–	–	61,677
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	7,578,650	–	–	–	7,578,650
Financial liabilities included in other non-current liabilities	436,203	220,299	81,958	846,324	1,584,784
Trade and notes payables	14,380,187	–	–	–	14,380,187
	57,581,580	12,432,929	26,091,648	31,020,637	127,126,794

(Amounts expressed in thousands of RMB unless otherwise stated)

21 FINANCIAL RISK MANAGEMENT(CONTINUED)

21.2 Financial instruments

The differences between the carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2021	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets measured at fair value through other comprehensive income:				
Notes receivable	–	–	6,654,362	6,654,362
short-term structured deposits	–	–	5,000,000	5,000,000
Listed investments	7,203	–	–	7,203
Other unlisted investments	–	–	537,393	537,393
	7,203	–	12,191,755	12,198,958

(Amounts expressed in thousands of RMB unless otherwise stated)

21 FINANCIAL RISK MANAGEMENT (CONTINUED)

21.2 Financial instruments (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at 30 June 2021	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	61,677	–	–	61,677
	61,677	–	–	61,677

During the six-month period ended 30 June 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 30 June 2021:

	Valuation Technique	Significant unobservable input
Short-term structured deposits		
30 June 2021	Discounted Cashflow Model	Discounted rate
Investment of Chinalco Innovative Development Investment Company Limited		
30 June 2021	Market approach	Risk premium
Notes receivable		
30 June 2021	Discounted Cashflow model	Discounted rate

(Amounts expressed in thousands of RMB unless otherwise stated)

22 CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

23 EVENTS AFTER THE REPORTING PERIOD

On 28 July 2021, the Group issued USD500 million 1.55% guaranteed bonds due 2024 and USD500 million 2.10% guaranteed bonds due 2026. The bonds are unconditionally and irrevocably guaranteed by the Company. These bonds bear interest on their outstanding principal amount, payable semi-annually in arrear on 28 January and 28 July in each year, commencing on 28 January 2022. These bonds have been listed on The Stock Exchange of Hong Kong Limited on 29 July 2021.

Certain subsidiaries of the Group located in Henan Province has suffered a flood in July 2021, which caused temporary stop of operation and direct losses of assets. Up to the date of this interim report, the affected operations have substantially returned to normal and based on the preliminary assessment by the management, the flood would not lead to significant adverse impact on the overall financial position as well as the operating results of the Group.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (100082)
Tel: 8610 - 8229 8332
Fax: 8610 - 8229 8158
Web: www.chalco.com.cn